Exhibit 99.4
[FORM OF LETTER TO CLIENTS OF BROKERS AND OTHER NOMINEES]
LAZYDAYS HOLDINGS, INC.
UP TO [•] SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF NON-TRANSFERABLE RIGHTS
TO SUBSCRIBE FOR SUCH SHARES
THE RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., EASTERN TIME,
ON [•], 2023, SUBJECT TO EXTENSION.
[•], 2023
To Our Clients:
We are sending this letter to you because we hold shares of Lazydays Holdings, Inc., a Delaware corporation (the “Company”), common stock, par value $0.01 per share (the “Common Stock”) for you. The Company has commenced a rights offering of up to an aggregate of [•] shares of Common Stock of the Company (the “Shares”) at a subscription price of $[•] per whole Share (the “Subscription Price”) pursuant to the exercise of non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of the Common Stock, Pre-Funded Warrants (the “Warrants”) and/or Series A Convertible Preferred Stock (the “Series A Preferred Stock”) as of [•], 2023 (the “Record Holders”). The Rights are described in the Company’s prospectus, dated [•], 2023 (as the same may be amended, the “Prospectus”).
The Company has distributed one Subscription Right for each share of the Common Stock (including shares of Common Stock issuable upon exercise or conversion of the Warrants and Series A Preferred Stock) that such Record Holder owned at 5:00 p.m., Eastern Time, on [•], 2023 (such time, the “Record Date”). Each Subscription Right entitles the Record Holder to purchase [•] Shares at the Subscription Price (the “Basic Subscription Right”). Record Holders who exercise their Basic Subscription Right in full may also subscribe for additional Shares that remain unsubscribed at the Expiration Date at the same Subscription Price (such shares, the “Unsubscribed Shares”), subject availability (the “Over-Subscription Right”).
There is no minimum number of Shares any Record Holder must purchase, but Record Holders may not purchase fractional Shares. If the number of Rights exercised by the holder thereof would otherwise permit such holder to purchase a fraction of a share, the number of Shares that such holder may purchase will be rounded down to the nearest whole share. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) will be returned, without interest or penalty, as soon as practicable after the termination of the Rights Offering.
Each Rights holder will be required to submit payment in full for all the shares it wishes to buy with its Basic Subscription Right and its Over-Subscription Right. Because the Company will not know the total number of Unsubscribed Shares prior to the Expiration Date, if a Rights holder wishes to maximize the number of shares it may purchase pursuant to his Over-Subscription Right(s), such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to the such holder, assuming that no holders other than such holder purchases any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Right.
If you wish to exercise your Over-Subscription Right, you should indicate the number of additional Shares you would like to subscribe for in the space provided on the enclosed instructions. When you send in that information, you must also send the full purchase price for the number of additional Shares that you have requested (in addition to the payment due for Shares purchased through your Basic Subscription Right).
To the extent the Record Holders properly exercise their Over-Subscription Rights for an aggregate amount of shares that is less than the number of the Unsubscribed Shares, each Record Holder will be allocated the full number of Unsubscribed Shares for which each such holder actually paid in connection with the Over-Subscription Right. The remaining shares of Common Stock will be allocated among all other holders exercising the Over-Subscription Right on a pro rata basis in proportion to their respective Basic Subscription Rights.
If an insufficient number of Unsubscribed Shares is available to fully satisfy all of the proper Over-Subscription Right requests, the available Unsubscribed Shares will be prorated among those rights holders who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. To the extent you properly exercise your Over-Subscription Right for an amount of Shares that exceeds the number of unsubscribed Shares available to you, any excess subscription payment received by the Subscription Agent will be returned to you, without interest or penalty, as soon as practicable after the termination of the Rights Offering. We are (or our nominee is) the Record Holder of the Common Stock held by us for your account. We can exercise your Rights only if you instruct us to do so.
We have enclosed your copy of the Prospectus and corresponding subscription instructions.
The Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [•], 2023 (such time, the “Expiration Date”), subject to extension in the Company’s sole discretion. Any Rights not exercised prior to the Expiration Date will expire and will have no value. Any subscription for Shares made in the Rights Offering cannot be revoked, changed or cancelled.
The materials enclosed are being forwarded to you as the beneficial owner of the Common Stock carried by us in your account but not registered in your name. Exercises of Rights may be made only by us as the Record Holder and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.
Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering prior to the Expiration Date.
If you wish to have us, on your behalf, exercise the Rights for any Shares to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.
If you have any questions concerning the Rights Offering, you should contact your broker and/or nominee. For other questions regarding the details of the offer, you can contact Broadridge Corporate Issuer Solutions, LLC, the Information Agent, by telephone ((888) 789-8409) or by email (shareholder@broadridge.com).
Very truly yours,